John N. Hatsopoulos
P.O. Box N-7776
Garden House, Lyford Cay
Nassau, Bahamas

February 27, 2017

American DG Energy Inc.
45 First Avenue
Waltham, MA 02451

Attn: Ms. Bonnie Brown, CFO

Dear Bonnie:

Effective today at 5:00 PM EST, I hereby terminate my $3 million line of credit with American DG Energy Inc. I am not currently requesting repayment of the $850,000 owed to me by the Company but simply cancelling the remainder of the line of credit.

Sincerely,



John N. Hatsopoulos

Received by:

Bonnie Brown, Chief Financial Officer
American DG Energy